# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lennar Corp, CIK 0000920760
CUSIP: 526057104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5505 Waterford District Dr, Miami, Florida (FL), 33126
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000846222

## Reporting persons
- Greenhaven Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 3,243,864; shared voting power 7,699,817; sole dispositive power 3,243,864; shared dispositive power 7,699,817; aggregate amount beneficially owned 10,943,681 (5.08% of the class)

## Item 1. Issuer
Name of issuer: Lennar Corp
Address of issuer's principal executive offices: 5505 Waterford District Dr. Miami, FL 33126

## Item 2. Person Filing
Name of person filing: Greenhaven Associates, Inc. 13-3436799
Address of principal business office or, if none, residence:
3 Manhattanville Road
Purchase, NY 10577
Citizenship: Greenhaven Associates, Inc. is incorporated in New York State. Greenhaven's shareholders and executives all are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 10,943,681
Percent of class: 5.08%
Sole power to vote or to direct the vote: 3,243,864
Shared power to vote or to direct the vote: 7,699,817
Sole power to dispose or to direct the disposition: 3,243,864
Shared power to dispose or to direct the disposition: 7,699,817

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Greenhaven Associates Inc. (Greenhaven), an Investment Advisory firm, has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote 3,243,864 common shares of Lennar Corp. All other shares are owned by clients of Greenhaven. Clients of Greenhaven have the right to receive and the power to direct the receipt of dividends from, and the proceeds from, the sale of common stock of Lennar Corp. No one person's interest in the common stock is more than five percent of the total outstanding common stock of Lennar Corp.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greenhaven Associates, Inc.: /s/ Edgar Wachenheim III, Chairman & CEO (05/04/2026)